CHINA INFRASTRUCTURE INVESTMENT CORPORATION
Room 42, 4F, New Henry House
Cenral, Hong Kong

May 20, 2008

VIA EDGAR AND FACSIMILE

Joshua Thomas
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010

Re:	China Infrastructure Investment Corporation
Item 4.01 Form 8-K
Filed May 14, 2008
File No. 000-51081

Dear Mr. Thomas:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated May 16, 2008 regarding the Company’s Item 4.01 on Form 8-K filed on May 14, 2008. We are providing the following letter containing our responses.

Form 8-K

Item 4.01

COMMENT 1:
We note that you have engaged a new independent registered public accounting firm. Please tell us whether the relationship with your previous independent registered public accounting firm has ended. If it has, please revise your filing to include the disclosures required by Item 304(a)(1) and (3) of Regulation S-K.

RESPONSE:
In response to the Commission’s comment, our relationship with our previous independent registered public accounting firm has ended and we have disclosed this in Amendment No. 1 to our Current Report on Form 8-K as filed with the Commission on the date hereof. We have also revised our filing to include the disclosures required by Item 304(a)(1) and (3) of Regulation S-K.

Mr. Joshua Thomas
May 20, 2008

COMMENT 2:
We note your disclosure that you did not consult Weinberg & Company P.A. with respect to any of the matters described in paragraphs (a)(2)(i) or (ii) of Item 304 of Regulation S-B. Please revise your disclosure to refer to the appropriate paragraphs of Regulation S-K, as Regulation S-B no longer applies to you.

RESPONSE:	In response to the Commission’s comment, we have revised our disclosure in Amendment No. 1 to our Current Report on Form 8-K to refer to the appropriate paragraphs of Regulation S-K.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker, Esq. at (305) 539-3306 or Matthew Ogurick, Esq. at (305) 539-3352.
.
Thank you very much for your consideration of this response.

Sincerely,

/s/ Li Xipeng

Li Xipeng
Chief Executive Officer